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                                  EXHIBIT 4.01

             TJ INTERNATIONAL, INC. ASSOCIATES' STOCK PURCHASE PLAN

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                             TJ INTERNATIONAL, INC.

                         ASSOCIATES' STOCK PURCHASE PLAN

                         RESTATED AS OF OCTOBER 1, 1995



     PREAMBLE. This document comprises the TJ International, Inc. Associates' Stock Purchase Plan (the "Plan"). Pursuant to the terms of the Plan set forth below, eligible employees ("Associates") of TJ International, Inc. (the "Company") or any designated subsidiary or partnership may purchase not more than 800,000 shares of the Company's $1.00 par value common stock ("Shares") on the open market at the prevailing market price at the time of purchase, with funds in part withheld through regular payroll deductions from the earnings of participants and in part contributed by the participants' respective employers. Each participant's authorized payroll deductions ("Authorized Deductions") and his employer's contributions will be remitted to a major brokerage firm (the "Broker"), which will open and maintain an account ("Plan Account") for each such participant and will purchase Company stock on the open market on his/her behalf. The employers will pay all expenses in connection with purchases of Shares under the Plan on behalf of their respective Associates, including brokerage commissions and service charges. Participation in the Plan is entirely voluntary; and each participant has full power to hold or dispose of the Shares held in his/her Plan Account.

     The terms of the Plan follow:

     1. PURPOSE. The Company is sponsoring this Plan to encourage regular scheduled investment in and accumulation of Shares of the Company's common stock. The Plan offers a convenient way for eligible Associates to become stockholders in the Company.

     2. ADMINISTRATION. The Plan shall be administered by the Company's Board of Directors, based on recommendations by management. Subject to the provisions of the Plan, the Board of Directors is authorized in its sole discretion (i) to construe and interpret the Plan; (ii) to define the terms used in the Plan; (iii) to prescribe, amend and rescind rules and regulations related to the Plan; (iv) to designate those subsidiaries of the Company whose eligible Associates may participate in the Plan; to designate any eligible Associate as a Supervisory or Managerial Associate or a Senior Supervisor or Senior Managerial Associate; to designate any member of the New York Stock Exchange or any bank as the Broker; and to rescind any such designation described in this paragraph 2(iv); (v) to make all other determinations necessary or advisable for the administration of the Plan; (vi) to amend or revise the terms of the Plan or the amount of the Company's matching contributions; and (vii) to terminate the Company's payment of brokerage commissions or other expenses incident to the purchase of Shares under the Plan or to suspend or terminate the Plan or the Company's matching contributions hereunder.

     The Company's Board of Directors may by resolution delegate any or all of its administrative powers and duties under the Plan to the Company's President, who shall then administer the Plan as the Board's appointee until such time as the Board shall terminate the designation of such powers and duties.

     All determinations under and interpretations of the Plan by the Board of Directors or its appointee shall be binding and conclusive on all participants in the Plan and on their legal representatives and beneficiaries.

     3. PAYROLL DEDUCTION AUTHORIZATION. Each participant shall specify on a Payroll Deduction Authorization form the amount of the Authorized Deduction to be withheld from his/her paycheck each pay period. Participants paid weekly may authorize payroll deductions, in whole dollar amounts only, ranging between a minimum of $2 per paycheck and a maximum of $36 per paycheck. Participants paid biweekly may authorize payroll deductions in whole dollar amounts only, ranging between a minimum of $4 and $72. Participants paid semi-monthly may authorize payroll deductions, in whole dollar amounts only, ranging between a minimum of $5 per paycheck and a maximum of $78 per paycheck.

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     By submitting a written request to his/her employer's payroll department, each participant may at any time increase or decrease his/her Authorized Deduction within the limits stated in this paragraph 3 or may terminate his/her Authorized Deduction within the limits stated in this paragraph 3 (and thereby his/her participation in the Plan). Commencement, revision or termination of an Authorized Deduction shall become effective as soon as practicable after a participant's request is received by the employer's payroll department.

     4. MATCHING CONTRIBUTIONS. His/her employer shall contribute to each participant's Plan Account an amount equal to 10% of his/her Authorized Deduction from each paycheck, except that:

     (i) To the Plan Account of a participant designated as a Supervisory or Managerial Associate under the Plan, the employer shall contribute 100% of the first $6 and 10% of each additional $1 of his/her Authorized Deduction from each paycheck if he/she is paid weekly, 100% of the first $12 and 10% of each additional $1 of his/her Authorized Deduction from each paycheck if he/she is paid biweekly, or 100% of the first $13 and 10% of each additional $1 of his/her Authorized Deduction from each paycheck if he/she is paid semi-monthly; and

     (ii) To the Plan Account of a participant designated as a Senior Supervisory or Senior Managerial Associate under the Plan, the employer shall contribute 100% of the first $12 and 10% of each additional $1 of his/her Authorized Deduction from each paycheck if he/she is paid weekly, 100% of the first $24 and 10% of each additional $1 of his/her Authorized Deduction from each paycheck if he/she is paid biweekly, or 100% of the first $26 and 10% of each additional $1 of his/her Authorized Deduction from each paycheck if he/she is paid semi-monthly.

     5. ELIGIBILITY AND ENROLLMENT. Except as otherwise provided in this paragraph 5, each Associate of the Company or any designated subsidiary who has attained the age of majority in his/her state of residence is eligible to participate in the Plan after 60 days of employment and is a full-time Associate (regularly scheduled to work 20 or more hours per week). An Associate is ineligible to participate in the Plan, however, if (i) he belongs to a union, unless such participation is expressly permitted or required by a collective bargaining agreement then in effect between such Associate's union and his employer; or (ii) he is an officer or a director or an owner of 10% or more of any class of equity security of the Company or any designated subsidiary.

     Any eligible Associate designated as a Supervisory or Managerial Associate or as a Senior Supervisory or Senior Managerial Associate for purposes of the 100% matching provisions of paragraphs 4(i) or 4(ii) of the Plan shall be ineligible for such 100% matching provisions for a twelve month period following his/her acceptance of any stock option granted under any stock option plan sponsored by the Company. Such an Associate shall continue to be eligible, however, for the 10% Company matching contribution under paragraph 4.

     To enroll in the Plan, an eligible Associate must sign the following documents and deliver them to the payroll department at the location responsible for his/her payroll administration.

     (i)    a payroll deduction authorization form;

     (ii) a purchase order form authorizing the Broker to establish his Plan Account and containing certain terms and conditions prescribed by the Broker;

     (iii) a substitute IRS W-9 form certifying that he/she is not subject to back-up withholding under the provisions of the Internal Revenue Code;

     (iv) such additional or different forms as may be required by law, the Company or the Broker from time to time.

     6. INVESTMENT OF FUNDS. Within ten days after the end of each calendar month, the aggregate amount of all Authorized Deductions withheld from paychecks issued during that month shall be combined with the employers' matching contributions and remitted by the employers to the Broker, together with a list of the amounts attributable to each participant's Plan Account. Authorized Deductions and the employers' contributions shall not be segregated from the employers' general operating funds until remitted to the Broker; and no interest

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shall be paid to participants on Authorized Deductions or the employers'
contributions at any time. When the Broker receives the funds, it shall purchase the Company's stock on the open market as the then current market value. Purchases shall be made by the Broker as soon as reasonably practicable after receipt of the funds. The Broker shall, when necessary in its opinion, spread out its purchases over a period of time so that the price of the Company's stock is not adversely affected. Each participant's Plan Account shall be credited with his pro rata proportion of all Shares purchased for all participants with each month's funds; and the price of the Shares allocated to each participant's Plan Account shall be the average price paid for all Shares purchased for all participants with each month's funds.

     The employers shall pay all expenses incident to purchases of the Company's Shares under the Plan (such as brokerage commissions and service charges) on behalf of their respective Associates. Each participant's Plan Account shall be credited with as many full and/or fractional shares (to four decimal places) as the funds remitted by his employer attributable to such account will allow.

     7. DIVIDEND REINVESTMENT. Each participant's Plan Account shall be credited with all cash dividends on the Shares held by the Broker for that account. Such dividends shall automatically be reinvested to purchase more of the Company's stock on the next business day following receipt of the dividend by the Broker, unless the participant instructs the Broker otherwise. The employers shall pay all brokerage commissions and other expenses on such dividend reinvestments on behalf of their respective Associates.

     Stock dividends and stock splits shall automatically be applied to each Plan Account in the form of full and fractional shares, without charge. Other distributions of securities and rights to subscribe shall be sold for participants by the Broker and the proceeds reinvested in additional Shares of the Company's stock. The employers shall pay all expenses incident to any such reinvestment on behalf of their respective Associates.

     8. STOCK CERTIFICATES. Stock certificates for the Shares owned by each participant will not be issued in his/her name unless he/she requests the Broker to deliver him/her a certificate for any or all of his/her full Shares; however, dividends on certificates sent to a participant will not be reinvested
automatically and without charge.   Certificates shall not be issued for
fractional shares. A participant who requests delivery of a certificate for his full Shares shall also receive a check for the value or the net proceeds of sale of any fractional Share.

     9. OTHER TRANSACTIONS IN PLAN ACCOUNTS. If the Broker permits, participants may directly authorize the Broker to use the Plan Account to purchase and sell securities (including the Company's stock) outside the Plan. The employers shall not pay any brokerage commissions or other expenses in connection with any such purchases and sales, including sales of Shares purchased under the Plan, inactive annual account maintenance fees or any other fees.

     10. ACCOUNT STATEMENTS. Periodically, the Broker shall send each participant a summary statement showing all activity in his/her Plan Account for the previous period. The statement shall list the total number of full and fractional shares accumulated to date, the Shares purchased and the average price paid each month, and the details of any other transactions in the Plan Account which may have been ordered by the participant. Each participant shall also receive confirmation of every purchase, sale and dividend reinvestment, as well as reportable dividend information necessary to file tax returns.

     11. NONTRANSFERABILITY. The right of any eligible Associate to participate in the Plan and the right of any participant to purchase Shares hereunder shall not be transferable; provided, however, that a participant may designate any other person as joint owner of his/her Plan Account if the Broker and applicable state law permit.

     12. SHAREHOLDER RIGHTS. Each participant shall receive all materials furnished by the Company for the benefit and information of its stockholders, such as notice of the annual meeting of the shareholders, the Company's annual report to shareholders, interim reports and proxy forms.

     Each participant shall have the right to vote the full Shares held in his/her Plan Account. If the Company distributes proxies, either the Company or the Broker shall request voting instructions from each participant; and

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each participant's full Shares shall be voted in accordance with such written instructions duly delivered to the Company or the Broker, as the case may be.

     Each participant shall be the owner of all securities held in his/her Plan Account and, subject to any joint ownership with any other person, shall have full power to hold or dispose of such securities.

     13. TERMINATION OF PARTICIPATION. A participant may terminate participation in the Plan at any time by submitting a written request to his/her employer's payroll department. Participation terminates automatically upon a participant's death, retirement or termination of employment for any reason (including Associates that receive a paycheck under the Severance Plan). Nevertheless, all Authorized Deductions and employer contributions for pay periods ending prior to the date of termination shall be remitted to the Broker and invested on the terminating participant's behalf under the Plan.

     Each participant's Authorized Deduction is junior to all charges, reductions, adjustments, taxes liens or other deductions from his salary or wages. If, after accounting for such deductions, the net amount of any paycheck is less than the sum of the Authorized Deduction and any additional taxes required to be withheld on the employer's contribution, the participant's participation in the Plan shall be automatically suspended for such pay period. The participant's Authorized Deduction shall not be withheld from his/her paycheck; and the employer shall make no matching contribution for that pay period.

     14. TAX WITHHOLDING. In accordance with applicable laws, each participant's employer shall withhold all applicable federal income and FICA taxes and foreign, state, local and other taxes upon the basis of each participant's salary or wages plus the employer's contribution to such participant's Plan Account.

     15. EFFECTIVE DATE. The Plan shall become effective on the later of April 1, 1985 or the effective date of the Registration Statement under the Securities Act of 1933 covering the Shares to be purchased under the Plan. Eligible Associates may enroll at any time on or after the effective date of this Plan.

     16. DURATION. The Plan shall continue in effect until 800,000 Shares have been purchased by participants, unless the Plan is sooner terminated by the Company's Board of Directors.

     17. GOVERNMENTAL AND OTHER REGULATIONS. The Plan, the right of eligible Associates to participate in the Plan and the right of participants to purchase Shares hereunder shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel for the Company, be required.